UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

(X) **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

( ) **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number 001-09718

PNC GLOBAL INVESTMENT SERVICING INC. RETIREMENT SAVINGS PLAN

(Full title of the plan)

THE PNC FINANCIAL SERVICES GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)

One PNC Plaza
249 Fifth Avenue
Pittsburgh, Pennsylvania 15222-2707
(Address of its principal executive office)

REQUIRED INFORMATION

A. Financial Statements and Schedules

NOTE: All other schedules required by Section 2520-103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

B. Exhibits

23.1 Consent of Independent Registered Public Accounting Firm
23.2 Consent of Independent Registered Public Accounting Firm

PARENTERANDOLPH

The Power of Ideas

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrative Committee
PNC Global Investment Servicing Inc.
Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the PNC Global Investment Servicing Inc. Retirement Savings Plan (the "Plan") as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule Of Assets (Held At End Of Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
June 24, 2009

MILLIGAN & COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence.SM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
PNC Global Investment Servicing Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the PNC Global Investment Servicing Inc. Retirement Savings Plan (the "Plan") as of December 31, 2007. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Milligan and Company LLC

Philadelphia, Pennsylvania
June 26, 2008

105 N. 22nd Street, Philadelphia, PA 19103 ■ p: 215-496-9100 ■ f: 215-496-0980 ■ www.milligancpa.com
New Jersey p: 609-964-0049 ■ Maryland p: 410-732-4626 ■ Washington, DC p: 202-223-5550

PNC GLOBAL INVESTMENT SERVICING INC.
RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007
(Amounts in thousands)

	2008	2007
ASSETS:		
Investments, at fair value	$ 183,073	$ 231,091
Employer contributions receivable	3,177	2,870
Total assets	186,250	233,961
LIABILITIES	-	-
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	186,250	233,961
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN COLLECTIVE TRUST RELATING TO FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	1,700	(105)
NET ASSETS AVAILABLE FOR BENEFITS	$ 187,950	$ 233,856

See Notes to Financial Statements

PNC GLOBAL INVESTMENT SERVICING INC.
RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008
(Amounts in thousands)

CHANGE IN NET ASSETS ATTRIBUTABLE TO:	
Investment income (loss):	
Interest and dividends	$ 5,254
Net (depreciation) in fair value of investments	(69,401)
Net investment (loss)	(64,147)
Contributions:	
Participants	18,453
Employer	10,821
Net change	(34,873)
DEDUCTIONS FROM NET ASSETS ATTRIBUTABLE TO:	
Benefits paid to participants	(13,320)
Administrative expenses	(259)
Total deductions	(13,579)
Net decrease prior to plan transfers	(48,452)
NET PLAN TRANSFERS	2,546
NET (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	(45,906)
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	233,856
End of year	$ 187,950

See Notes to Financial Statements

1. DESCRIPTION OF THE PLAN

The following description of the PNC Global Investment Servicing Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

GENERAL

The PNC Financial Services Group, Inc. ("PNC" or the "Company") is the sponsor of the Plan. The Plan is a defined contribution plan covering certain eligible full-time employees of PNC Global Investment Servicing Inc. (a subsidiary of PNC), formerly named PFPC Inc., and certain of its subsidiaries (collectively, "PNC GIS"), who have attained the age 21 and completed a six-month service period. Hourly employees (including part-time employees), as defined by the Plan, must complete 1,000 hours of service by their first anniversary date or in any Plan year to be eligible to participate in the Plan. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by the Administrative Committee appointed by the Chief Executive Officer of PNC. The Administrative Committee has appointed a plan manager to assist in the administration of the Plan.

On December 31, 2008, PNC acquired National City Corporation ("National City"). Employees of National City are not eligible to participate in the Plan.

CONTRIBUTIONS AND VESTING

Participants in the Plan may contribute any amount from 1% to 20% of their eligible compensation, as defined by the Plan, as pre-tax elective deferrals, subject to limitations of the Internal Revenue Code ("IRC"). Participants who are age 50 or older (or who will become age 50 by the end of the plan year) may make additional pre-tax elective deferrals, referred to a catch-up contributions, subject to the limitations of the IRC. Participants may also contribute amounts representing distributions from other eligible retirement plans as rollover contributions. The Plan provides for an annual discretionary employer matching contribution provided certain pre-established business performance goals are attained for that year and is allocated only to participants, who make employee elective contributions and who are employed by PNC GIS on the last day of the Plan year, with certain pre-defined exceptions. A participant is 100% vested in the discretionary employer matching contribution after 5 years of credited service at a graded rate of 25% per year of service beginning in year two. The annual discretionary employer matching contribution was $3,177,000 in 2008.

Regardless of whether an eligible employee elects to make pre-tax elective deferrals to the Plan, the Company contributes employer basic contributions equal to 3% of the eligible employee's eligible compensation each pay period. The Plan also provides for additional employer basic contributions equal to 2% of eligible compensation for all eligible compensation for all eligible employees who are employed by PNC GIS on the last day of the year (or who terminated employment due to death, disability, retirement or transfer to a non-participating affiliate during the year) if PNC GIS achieves certain financial results as defined by the Plan. There was no additional employer basic contribution made in 2008. In addition, certain eligible employees received employer transitional contributions under the Plan through December 31, 2008. Employer basic contributions and transitional contributions are 100% vested.

Participants direct the investment of all contributions into various investment options offered by the Plan. All employer matching contributions are invested in PNC common stock. Each participant has the ability to immediately diversify the employer contribution portion of their plan account such that it is invested in other investment options available within the Plan. All other employer contributions under the Plan are made in cash.

Participants age 50 or older may elect to have their future employer matching contributions made in cash and invested in other investment options available under the Plan, as an alternative to the automatic investment in PNC common stock.

The Plan allows participants to make an annual election to either receive any dividends paid on their shares of PNC common stock held in the Plan as a direct cash payment or to have any such dividends automatically reinvested in PNC common stock within the Plan.

Participant contributions to the Plan are recorded in the period that payroll deductions are made from plan participants. Contributions are subject to certain limitations.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution along with allocations of (a) the Company's contributions, and (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

PARTICIPANT LOANS

Participants may borrow from their individual accounts equal to a minimum of $500 up to a maximum equal to the lesser of $50,000 less the highest outstanding loan balance during the past year or 50% of their vested account balance. Loan terms generally range from 1 – 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's plan account and bear interest at rates ranging from 4.00% to 9.75% at December 31, 2008, based upon the prime rate of interest announced by PNC Bank, National Association ("PNC Bank") on the 15th day of the month preceding the date the loan application is submitted. Principal and interest is paid ratably through payroll deductions.

PAYMENT OF BENEFITS

On termination of service due to death, disability, retirement, or other reasons, a participant may generally elect to receive either a lump-sum amount or monthly or annual installment payments for up to 15 years equal to the value of the participant's vested account. In addition, hardship distributions are permitted if certain criteria are met.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared in accordance with the Plan and under the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the "FSP"), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit–responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts at December 31, 2008 and 2007. The statement of changes in net assets available for benefits is prepared on a contract value basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are accrued on the record date. Net depreciation in fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.

RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan, including, but not limited to, professional service and recordkeeping fees, are paid by the Plan. Trustee fees are paid by the Company on behalf of the Plan.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to discontinue employer contributions at any time and to terminate the Plan subject to the provisions of ERISA.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination by the appropriate taxing authority. Measurement of the tax uncertainty occurs if the recognition threshold has been met. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. FIN 48 is effective for annual periods beginning after December 15, 2008. The Plan is evaluating the effect, if any, that the adoption of FIN 48 will have on its financial statements.

RECLASSIFICATIONS

Certain reclassifications were made to the 2007 statement of net assets available for benefits to conform with the 2008 presentation.

3. FAIR VALUE MEASUREMENTS

Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS 157"), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2	Inputs to the valuation methodology include: • Quoted prices for similar assets or liabilities in active markets; • Quoted prices for identical or similar assets or liabilities in inactive markets; • Inputs other than quoted prices that are observable for the asset or liability; and • Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2008 and 2007.

Registered investment companies, common stock and cash equivalents: Shares of registered investment companies are valued at the quoted net asset value of shares held by the Plan at year end. Investments in common stock held within common stock funds are valued at the quoted market price on the last business day of the year. Cash equivalents consist of shares of money market portfolios which are valued using amortized cost which approximates fair value.

Collective trust funds: Collective trust funds are valued based upon the units of such collective trust fund held by the Plan at year end multiplied by the respective unit value. The units values of the collective trust funds are based upon significant observable inputs, although are not based upon quoted market prices in an active market.

Participant loans: Participant loans are not actively traded and significant other observable inputs are not available. Thus, the fair value of participant loans approximates the amortized cost of the loans because the loans are secured by each respective participant's account balance.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008 (amounts in thousands):

		Fair Value Measurements Using:		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2008				
Registered investment companies	$ 88,073	$ 88,073	$ -	$ -
Common stock	33,721	33,721	-	-
Collective trust funds	32,573	-	32,573	-
Cash equivalents	20,857	20,857	-	-
Participant loans	7,849	-	-	7,849
Total	$183,073	$142,651	$32,573	$7,849

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2008:

	Participant Loans (in thousands)
Balance at January 1, 2008	$7,670
Purchases, sales, issuances, and settlements, net	179
Balance at December 31, 2008	$7,849

4. INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets available for benefits at December 31 (amounts in thousands):

	2008	2007
The PNC Financial Services Group, Inc. Common Stock Fund	$33,721	$47,785
BlackRock Liquidity Funds Temp Fund	20,857	14,047
Vanguard Institutional Index Plus Fund	16,232	25,417
Dodge & Cox Stock Fund	14,702	24,121
PNC Investment Contract Fund Z	11,956	
American Funds EuroPacific Growth Fund / R5	12,303	18,977
RSP Aggressive Profile Fund	11,466	16,657
BlackRock Funds Total Return II Fund BR	10,009	
American Beacon Funds Small Cap Value Fund		11,790
BlackRock Funds Small Cap Growth Equity Fund		11,772
CRM Mid Cap Value Fund		11,764

During 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated)/appreciated in value as follows:

	2008
Registered investment companies	(51,220)
Common stock	(9,676)
Collective trust funds	(8,505)
	$(69,401)

5. RELATED PARTY TRANSACTIONS

PNC Bank is the Plan's trustee and also provides recordkeeping, custodial, and other administrative services. Trustee fees paid by the Company were approximately $87,000 in 2008. Certain of the Plan's investments are managed by PNC or its affiliates.

The Plan owns shares of PNC common stock. Additionally, the Plan issues loans to participants which are secured by the participant's account balance. These transactions qualify as party-in-interest transactions that are exempt under ERISA.

During 2008, purchases and sales of PNC common stock were $9,753,036 and $15,977,344, respectively. Dividends earned on PNC common stock were $1,870,082 in 2008. As of December 31, 2008 and 2007, the Plan owned 688,521 and 727,881 shares of PNC common stock, respectively.

The Company performs administrative functions on behalf of the Plan, for which no fees are charged.

As of December 31, 2008 and 2007 approximately 18% and 20% of the Plan's assets were invested in PNC common stock, respectively. It is at least reasonably possible that changes in the fair value of PNC common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

6. PLAN TRANSFERS

Effective July 1, 2008, employees of Albridge Solutions became eligible to participate in the Plan. As a result, assets of approximately $3,100,000 from the Albridge Solution's 401(k) Plan were merged into the Plan in November 2008.

7. INCOME TAX STATUS

The Internal Revenue Service has determined and informed PNC by a letter dated February 7, 2006, that the Plan is designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8. SUBSEQUENT EVENTS

On June 11, 2009, BlackRock announced it has agreed to acquire Barclays Global Investors, including its market-leading iShares ETF platform, from Barclays PLC ("Barclays"). The transaction is expected to close in the fourth quarter 2009 following approval by Barclays' shareholders, the receipt of client consents and regulatory approvals, and satisfaction of customary closing conditions.

Effective July 1, 2009, Barclays Global Investors LifePath Target Date funds will be added as new investment options under the Plan. As of the same date, the RSP Aggressive Profile Fund, RSP Conservative Profile Fund and RSP Moderate Profile Fund will be closed to new investments.

PNC GLOBAL INVESTMENT SERVICING INC.
RETIREMENT SAVINGS PLAN

EIN: 25-1435979 PLAN NUMBER: 012
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008
(Amounts in thousands)

(a)	(b) IDENTITY OF ISSUE, BORROWER, LESSOR, OR SIMILAR PARTY	(c) DESCRIPTION OF INVESTMENT INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	(d) COST	(e) CURRENT VALUE
*	The PNC Financial Services Group, Inc. Common Stock Fund	Common stock	**	$ 33,721
*	BlackRock Liquidity Funds Temp Fund	Cash equivalent	**	20,857
	Vanguard Institutional Index Plus Fund	Registered investment company	**	16,232
	Dodge & Cox Stock Fund	Registered investment company	**	14,702
*	PNC Investment Contract Fund Z	Collective trust fund	**	11,956
	American Funds EuroPacific Growth Fund / R5	Registered investment company	**	12,303
*	RSP Aggressive Profile Fund	Collective trust fund	**	11,466
*	BlackRock Funds Total Return II Fund BR	Registered investment company	**	10,009
	CRM Mid Cap Value Fund	Registered investment company	**	8,028
	American Beacon Funds Small Cap Value Fund	Registered investment company	**	7,833
*	BlackRock Funds Small Cap Growth Equity Fund	Registered investment company	**	7,617
*	RSP Moderate Profile Fund	Collective trust fund	**	6,147
	Harbor Funds Capital Appreciation Fund	Registered investment company	**	4,857
	Munder MC Core Growth Fund	Registered investment company	**	3,139
*	RSP Conservative Profile Fund	Collective trust fund	**	3,004
*	BlackRock Funds High Yield Bond Fund BR	Registered investment company	**	2,940
	Fidelity Spartan International Index Fund	Registered investment company	**	413
*	Participant loans	Interest rates: 4.00% - 9.75% (maturity dates through 2028)	-	7,849
	TOTAL			$ 183,073

* A party-in-interest as defined by ERISA

** Cost omitted for participant directed investments

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PNC GLOBAL INVESTMENT SERVICING INC.
RETIREMENT SAVINGS PLAN
(Name of Plan)

Date: June 24, 2009

By: James S. Gehlke
Plan Administrator

Kerry Allen
Plan Manager

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Parente Randolph, LLC filed herewith
23.2	Consent of Milligan & Company, LLC filed herewith

PARENTERANDOLPH

The Power of Ideas

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-115388 and 333-158087) of our report dated June 24, 2009 relating to the statement of net assets available for benefits of the PNC Global Investment Servicing Inc. Retirement Savings Plan as of December 31, 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2008 which appears in this Form 11-K.

Parente Randolph, LLC

Pittsburgh, Pennsylvania
June 24, 2009

MILLIGAN & COMPANY, LLC
Consultants and Certified Public Accountants

Meeting the Toughest Challenges.
Inspiring Confidence.SM

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements (Nos. 333-115388 and 333-158087) on Form S-8 of The PNC Financial Services Group, Inc. of our report dated June 26, 2008, with respect to the statement of net assets available for benefits of the PNC Global Investment Servicing Inc. Retirement Savings Plan as of December 31, 2007, which report appears in this annual report on Form 11-K of the PNC Global Investment Servicing Inc. Retirement Savings Plan for the year ended December 31, 2008.

Milligan and Company LLC

Philadelphia, Pennsylvania
June 22, 2009

105 N. 22nd Street, Philadelphia, PA 19103 ■ p: 215-496-9100 ■ f: 215-496-0980 ■ www.milligancpa.com
New Jersey p: 609-964-0049 ■ Maryland p: 410-732-4626 ■ Washington, DC p: 202-223-5550